SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 1)

                    Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

          Maxus Real Property Investors-Four, L.P. (Offeror and Issuer)
                            (Names of Filing Persons)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 13, 2001 (as amended, the "Schedule 14D-9) by Maxus Real Property Investors-Four, L.P. (the "Partnership"), relating to the tender offer by O. Bruce Mill (the "Purchaser"), disclosed in a Tender Offer Statement on a
Schedule TO dated July 10, 2001, to purchase all of the outstanding Units for cash at a price equal to $400 per Unit, reduced by any backup withholdings, tendered on or before 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase").

Item 9. Materials to be filed as Exhibits.

     (a)(2) Letter from the Partnership to the Limited Partners dated July 19, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2001              MAXUS REAL PROPERTY
                                 INVESTORS-FOUR, L.P.,
                                 a Missouri limited partnership

                                 By: Maxus Capital Corp,
                                     General Partner

                                     By:  /s/  David L. Johnson
                                         Name: David L. Johnson
                                         Title: Chairman and
                                                Executive Vice President